SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 2004

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                     to

Commission file number      0-12640

A. Full title of the plan and the address of the plan, if
different from that of the issuer named below:

ELECTRO-TEC CORPORATION
EMPLOYEE RETIREMENT BENEFIT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

KAYDON CORPORATION
315 E. EISENHOWER PARKWAY
SUITE 300
ANN ARBOR, MI 48108

Electro-Tec Corporation
EMPLOYEE RETIREMENT BENEFIT PLAN

Index to Financial Statements and
Supplemental Schedule

December 31, 2004 and 2003 and
Year ended December 31, 2004

CONTENTS

The following documents are attached hereto as exhibits:

In accordance with the instructions to this Form 11-K, “plans subject to the Employee Retirement Income Security Act of 1974 (“ERISA”) may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA”. As the Plan is subject to the filing requirements of ERISA, the aforementioned financial statements and schedules of the Plan have been prepared in accordance with such requirements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Administrative Committee of this plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Electro-Tec Corporation Employee Retirement Benefit Plan

Date: June 29, 2005

By: The Plan Administrative Committee

By: /s/ John F. Brocci

John F. Brocci
Chairman
Plan Administrative Committee

Audited Financial Statements
and Supplemental Schedule

Electro-Tec Corporation Employee Retirement Benefit Plan
December 31, 2004 and 2003, and Year Ended December 31, 2004
With Report of Independent Registered Public Accounting Firm

Electro-Tec Corporation
Employee Retirement Benefit Plan

Audited Financial Statements and
Supplemental Schedule

December 31, 2004 and 2003, and
Year Ended December 31, 2004

Report of Independent Registered Public Accounting Firm

The Administrative Committee
Electro-Tec Corporation Employee
   Retirement Benefit Plan

We have audited the accompanying statements of net assets available for benefits of Electro-Tec Corporation Employee Retirement Benefit Plan as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for the purpose of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
Detroit, Michigan

June 20, 2005

Electro-Tec Corporation
Employee Retirement Benefit Plan

Statements of Net Assets Available for Benefits

	December 31
	2004	2003

Assets
Investments, at fair value:
Pooled separate accounts	$4,760,485	$4,393,455
Guaranteed Income Fund	1,701,722	1,778,441
Kaydon Corporation common stock	443,909	396,149

Total investments	6,906,116	6,568,045

Dividend receivable	1,608	1,875

Net assets available for benefits	$6,907,724	$6,569,920

See accompanying notes.

Electro-Tec Corporation
Employee Retirement Benefit Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2004

Additions
Participant contributions	$377,921
Employer contributions	265,508
Interest and dividend income	55,315
Rollover contributions	7,869

Total additions	706,613

Deductions
Benefit payments to participants	815,684
Transaction expenses	2,480

Total deductions	818,164

Net realized and unrealized appreciation in fair value of investments	449,355

Net increase	337,804
Net assets available for benefits at beginning of year	6,569,920

Net assets available for benefits at end of year	$6,907,724

See accompanying notes.

Electro-Tec Corporation
Employee Retirement Benefit Plan

Notes to Financial Statements

December 31, 2004 and 2003, and
Year Ended December 31, 2004

1. Description of Plan

The following description of the Electro-Tec Corporation Employee Retirement Benefit Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan. Electro-Tec Corp. (the Company), a wholly owned subsidiary of Kaydon Corporation (Kaydon) sponsors the Plan. All employees of the Company who are 21 years of age and have completed at least 1,000 hours of service during a one-year period are eligible to participate in the Plan on the January 1st, April 1st, July 1st, or October 1st coincident with or immediately following completion of the 1,000th hour of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA.)

Contributions

Participants may elect to make both tax-deferred contributions through payroll deductions, which may not exceed 50% of compensation, as defined and after-tax voluntary contributions. The maximum contributions for the year, which includes pretax employee contributions, after-tax voluntary contributions and employer matching and discretionary contributions is 100% of compensation less tax-deferred contributions subject to other limits. Under the terms of the Plan, the Company contributes to the Plan an amount equal to the pretax payroll reduction contribution by each participant up to 3% of the participant’s compensation, as defined by the Plan, and 75% of each participant’s contribution in excess of 3% of compensation, not to exceed an additional 4% of each participant’s compensation, as defined. Company contributions are not made on catch-up contributions available to and made by employees 50 years of age or older during the plan year. In addition, the Company may, with the approval of the Board of Directors of Kaydon, make discretionary contributions to the Plan. There were no discretionary employer contributions in 2004.

Electro-Tec Corporation
Employee Retirement Benefit Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Participant Accounts

Individual accounts are maintained for each participant to reflect the participant’s contributions, the employer contributions, investment earnings, and administrative expenses. Investment earnings are allocated based on each participant’s relative account balance within the respective fund. A participant forfeits the unvested portion of employer contributions upon five consecutive breaks in service (a single break in service defined as a plan year during which a participant fails to complete 500 hours of service). Forfeited amounts are applied to reduce future employer contributions.

Vesting

All participant contributions and earnings thereon are fully vested and nonforfeitable. Company matching and discretionary contributions become fully vested and nonforfeitable either upon attainment of age 65, upon the employee’s death or disability or ratably over seven years of service (six years for employer contributions after January 1, 2002), as defined by the Plan.

Payment of Benefits

Benefits are paid in the form of a lump-sum payment via distribution of the Company’s common stock, cash or a combination thereof, as directed by the participant for those participants who have investments in Kaydon Corporation common stock. Benefits for participants in other funds are paid in cash. The payment date must not be later than the 60th day following the end of the plan year in which the participant attains age 65, retires, terminates or dies, as applicable. Distributions may be deferred until the participant reaches the age of 70 1/2 if the value of the distribution exceeds $5,000. As described in the Plan, in certain hardship situations, participants may withdraw a portion of their account balances while actively employed.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the Kaydon Corporation common shares allocated to their account and is notified by the trustee prior to the time that such rights are to be exercised. The trustee is not permitted to vote any share for which instructions have not been given by a participant.

Electro-Tec Corporation
Employee Retirement Benefit Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Plan Termination

Although it has not expressed the intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts. Expenses arising from the termination would be allocated to the participants’ accounts in accordance with the Plan and the Internal Revenue Code (Code).

2. Summary of Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation

Except for the Guaranteed Income Fund with an insurance company (Note 4), the Plan’s investments are stated at fair value. The fair value of participation units owned by the Plan in the pooled separate accounts is based on quoted redemption values on the last business day of the Plan year. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the plan at year-end. The common shares of Kaydon Corporation are valued at quoted market prices on the last business day of the Plan year. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Administrative Expenses

Although not required to do so, the Company paid certain administrative expenses of the Plan during 2004. The remaining transaction expenses were paid for out of plan assets by Prudential Bank & Trust, FSB.

Electro-Tec Corporation
Employee Retirement Benefit Plan

Notes to Financial Statements (continued)

3. Investments

Investments that represent 5% or more of the fair value of the Plan’s assets are as follows:

	December 31
	2004	2003

Guaranteed Income Fund	$1,701,722	$1,778,441
Large Cap Growth/Goldman Sachs Fund	1,455,680	1,388,100
High Grade Bond/BSAM Fund	791,672	872,225
AIM Dynamics Fund	766,394	670,081
Balance I/Wellington Fund	505,314	483,841
Kaydon Corporation common stock	443,909	396,149

During 2004, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as determined by quoted market prices, as follows:

Net
Appreciation
in Fair Value
During Year
Pooled separate accounts	$349,324
Kaydon Corporation common stock	100,031

$449,355

Electro-Tec Corporation
Employee Retirement Benefit Plan

Notes to Financial Statements (continued)

4. Guaranteed Income Fund

During 2004 and 2003, the Plan invested in guaranteed funds with the Trustee. The funds offer a full guarantee on principal and interest by Prudential Retirement Insurance and Annuity Company. The Guaranteed Income Fund declares interest rates in advance for six-month periods. In determining the rate of interest to be guaranteed for the upcoming six-month period, Prudential Retirement Insurance and Annuity Company considers the projected investment earnings, the current interest environment, its investment expense, and a profit and risk component for the six-month period. The fund does not have maturity dates or penalties for early withdrawals. The crediting interest rate on this fund was 2.85% for January 1, 2004 through June 30, 2004, and 2.85% for July 1, 2004 through December 31, 2004.

5. Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

Net assets available for benefits per the financial statements as of December 31, 2004	$6,907,724
Less dividends receivable as of December 31, 2004	(1,608)
Less amounts allocated to withdrawn participants as of December 31, 2004	(61,605)

Net assets available for benefits per the Form 5500 as of December 31, 2004	$6,844,511

Net assets available for benefits per the financial statements as of December 31, 2003	$6,569,920
Less dividends receivable as of December 31, 2003	(1,875)

Net assets available for benefits per the Form 5500 as of December 31, 2003	$6,568,045

Electro-Tec Corporation
Employee Retirement Benefit Plan

Notes to Financial Statements (continued)

5. Reconciliation to Form 5500 (continued)

The following is a reconciliation of interest and dividends per the financial statements to the Form 5500 for the year ended December 31, 2004:

Interest and dividends paid to the Plan per the financial statements	$55,315
Add dividends receivable as of December 31, 2003	1,875
Less dividends receivable as of December 31, 2004	(1,608)

Interest and dividends paid to the Plan per the Form 5500	$55,582

The following is a reconciliation of benefits paid per the financial statements to the Form 5500:

Benefits paid to participants per the financial statements	$815,684
Add amounts allocated on Form 5500 to withdrawn participants as of December 31, 2004	61,605

Benefits paid to participants per the Form 5500	$877,289

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not yet paid.

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7. Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated January 27, 2003 stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan as amended is qualified and the related trust is tax exempt.

Supplemental Schedule

Electro-Tec Corporation
Employee Retirement Benefit Plan

EIN #59-1226757     Plan #001

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)

December 31, 2004

	Description of Investment Including
Identity of Issue, Borrower,	Maturity Date, Rate of Interest,	Current
Lessor, or Similar Party	Collateral, Par, or Maturity Value	Value

*Prudential Retirement Insurance & Annuity Company	Guaranteed Income Fund	$1,701,722
	Large Cap Growth/Goldman Sachs Fund	1,455,680
	High Grade Bond/BSAM Fund	791,672
	AIM Dynamics Fund	766,394
	Balanced I/Wellington Fund	505,314
	Templeton Foreign Account	265,268
	Small Cap Value/Kennedy Capital Fund	229,857
	Large Cap Value/John A. Levin & Co. Fund	226,141
	Small Cap Growth/TimesSquare Fund	179,807
	Janus Worldwide Account	132,090
	Mid Cap Value/Wellington Mgmt	85,570
	Mid Cap Growth/Artisan Partners Fund	75,903
	Janus Adviser Balanced Account	35,704
	Retirement Goal 2010 Fund	10,665
	Retirement Goal 2020 Fund	233
	Retirement Goal 2040 Fund	98
	Retirement Goal Income Fund	89
*Kaydon Corporation	Kaydon Corporation common stock	443,909

		$6,906,116

*Party in interest

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of Independent Registered Accounting Firm